UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 21)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd.
Suite 1702
Chicago, IL 60604

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS
PW Partners Atlas Fund III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,271,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,271,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,271,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS
PW Partners Atlas Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,300,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS
PW Partners Atlas Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,571,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,571,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS
PW Partners Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,571,182

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,571,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,182

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89214A102

1	NAMES OF REPORTING PERSONS
Patrick Walsh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,405,630*

	8	SHARED VOTING POWER
5,571,182

	9	SOLE DISPOSITIVE POWER
5,846,054

	10	SHARED DISPOSITIVE POWER
5,571,182

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,976,812

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes 5,429,475 shares of restricted stock, of which 2,714,737 vest on December 31, 2021 and 2,714,738 vest on December 31, 2022, respectively.  The Reporting Person is permitted to vote these shares of restricted stock but, subject to certain exceptions, is not permitted to dispose of the shares until vested.

CUSIP No. 89214A102

The following constitutes Amendment No. 21 to the Schedule 13D filed by the undersigned (“Amendment No. 21”).  This Amendment No. 21 amends the Schedule 13D as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of Schedule 13D is hereby amended as follows:

The name and address of the principal executive offices of the Issuer are hereby amended and restated as follows:

Town Sports International Holdings, Inc.
1001 US North Highway 1
Suite 602
Jupiter, FL 33477

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 28, 2020 (the “Closing Date”), Town Sports International Holdings, Inc. (the “Issuer”) entered into a credit agreement (the “Credit Agreement”) with the several lenders party thereto (the “Lenders”) and Alter Domus (US) LLC, as administrative agent pursuant to which the Lenders agreed to provide senior secured first lien term loans in an aggregate principal amount of up to $100.0 million to the Company consisting of (a) initial senior secured first lien term loans in an aggregate principal amount of $5.0 million (the “Initial Loans”), which Initial Loans were drawn at closing, and (b) senior secured first lien delayed draw term loans in an aggregate principal amount of up to $95.0 million.

CUSIP No. 89214A102

As compensation for the Lenders providing the Loans and related commitments, on the Closing Date, affiliates of Kennedy Lewis Investment Management, LLC (the “KLIM Funds”) received approximately 41,535,483 shares of Common Stock (the “Consideration Shares”), equal to 51% of the fully diluted outstanding Common Stock as of December 28, 2020.

In connection with the entry into the Credit Agreement, the Issuer amended, effective as of the Closing Date, the Town Sports International Holdings, Inc. 2006 Stock Incentive Plan (the “Incentive Plan”) to reserve an additional 10,180,265 shares of Common Stock for issuance as awards under the Incentive Plan.  In addition, the Issuer approved a grant, on the Closing Date, of 8,144,212 shares of restricted Common Stock to Mr. Walsh under the Incentive Plan.  The restricted Common Stock was issued to Mr. Walsh as compensation for services to the Company and Mr. Walsh did not pay for the Restricted Stock.  One third (1/3) of the award of Common Stock vested on the Closing Date, with another one third (1/3) vesting on December 31, 2021, and the final one third (1/3) vesting on December 31, 2022, subject to continued service through each vesting date.

In connection with the transactions, Mr. Walsh and the KLIM Funds agreed that in the event that the KLIM Funds’ ownership of Common Stock decreases below fifty percent (50%) of the issued and outstanding Common Stock as a result of equity awards and other investment rights provided to Mr. Walsh, Mr. Walsh will enter into a customary voting agreement with the KLIM Funds with respect to his shares of Common Stock pursuant to which Mr. Walsh would vote in accordance with the direction of the Adviser on behalf of the Funds.

Registration Rights Agreement

In connection with the issuance of the Consideration Shares, on the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Lenders and Mr. Walsh, under which the Issuer agreed to register the Common Stock held by the Lenders and Mr. Walsh with the Securities and Exchange Commission under the Securities Act of 1933, as amended.  The Issuer also agreed to provide certain piggy-back and demand registration rights to the parties to the Registration Rights Agreement in respect of the Common Stock held by each of them.

The foregoing descriptions of the Credit Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Credit Agreement and Registration Rights Agreement, respectively, each of which are incorporated by reference as Exhibit 99.1 and Exhibit 99.2, and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information concerning the Credit Agreement, the Registration Rights Agreement and the agreement to enter into a voting agreement between Mr. Walsh and the KLIM Funds is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of Schedule 13D are hereby amended and restated to read as follows:

(a)          The aggregate percentage of Shares reported owned by each person named herein is based upon 81,442,123 Shares outstanding as of the date hereof, which is the total number of Shares outstanding based on information provided by the Issuer.

As of the close of business on the date hereof, Atlas Fund III beneficially owns directly 1,271,182 Shares, Atlas Fund II beneficially owns directly 4,300,000 Shares, and Mr. Walsh beneficially owns directly 11,318,581 Shares (including 5,429,475 unvested restricted Shares), constituting approximately 1.6%, 5.3% and 13.9%, respectively, of the Shares outstanding.

CUSIP No. 89214A102

Atlas Fund GP, as the general partner of Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III and the 4,300,000 Shares directly beneficially owned by Atlas Fund II, constituting approximately 6.84% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to Atlas Fund III and Atlas Fund II, may be deemed to beneficially own the 1,271,182 Shares directly beneficially owned by Atlas Fund III and the 4,300,000 Shares directly beneficially owned by Atlas Fund II, constituting approximately 6.84% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of Atlas Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,271,182 Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management and the 4,300,000 Shares that may be deemed to be beneficially owned by Atlas Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 16,976,812 Shares or approximately 20.9% of the Shares outstanding.

(b)          Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund III.

Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by Atlas Fund II.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 5,846,054 Shares beneficially owned directly by him and the sole power to vote or direct the vote of an additional 11,405,630 unvested restricted Shares beneficially owned directly by him.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 3 concerning the Credit Agreement, the Registration Rights Agreement and the agreement to enter into a voting agreement between Mr. Walsh and the KLIM Funds is incorporated herein by reference.

The Credit Agreement and the Registration Rights Agreement are incorporated by reference as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

Exhibit No.	Description
99.1
Credit Agreement, dated as of December 28, 2020, by and among Town Sports International Holdings, Inc., the several lenders from time to time party thereto and Alter Domus (US) LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2020).

99.2
Registration Rights Agreement, dated as of December 28, 2020, by and among Town Sports International Holdings, Inc. and the holders party thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2020).

CUSIP No. 89214A102
SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 29, 2020

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC
General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC
General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh

PATRICK WALSH